Exhibit 99.1

PINTEC ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST HALF OF 2025

BEIJING,  September 19, 2025 /PRNewswire/ — Pintec Technology Holdings Limited (Nasdaq: PT) (“Pintec” or the “Company”), a Nasdaq-listed company providing technology enabled financial and digital services to micro, small and medium enterprises in China, today announced its unaudited financial results for the six months ended June 30, 2025.

First Half 2025 Financial Highlights

●	Total revenues increased by 2.71% or RMB0.40 million to RMB15.33 million (US$2.14 million) for the first half of 2025 compared to total revenues of RMB14.92 million for the same period of 2024.

●	Gross profit increased by 4.88% to RMB9.34 million (US$1.30 million) for the first half of 2025 from RMB8.90 million for the same period of 2024. Gross margin was 60.92% for the first half of 2025 compared to 59.66% for the same period of 2024.

●	Loss from operations decreased by 5.17% to RMB7.21 million (US$1.01 million) for the first half of 2025 from RMB7.61 million for the same period of 2024.

●	Net loss decreased by 43.26% to RMB4.73 million (US$0.66 million) for the first half of 2025 compared to net loss of RMB8.34 million for the same period of 2024.

First Half 2025 Operating Highlights

●	Total loans facilitated decreased by 13.00% to RMB40.17 million (US$5.61 million) for the first half of 2025 from RMB46.17 million for the same period of 2024.

●	Loan outstanding balance decreased by 19.11% to RMB53.13 million (US$7.42 million) as of June 30, 2025 from RMB65.68 million as of December 31, 2024.

●	The following table provides delinquency rates by balance for all loans facilitated by the Company as of the dates indicated:

	Delinquent for
	16-30 days	31-60 days	61-90 days
December 31, 2022	0.23%	0.58%	0.18%
December 31, 2023	0.26%	0.22%	0.27%
December 31, 2024	0.04%	0.58%	1.39%
June 30, 2025	0.31%	0.42%	1.28%

Mr. Zexiong Huang, Chief Executive Officer of Pintec, commented, “In the first half 2025, Pintec navigated a complex and challenging environment. Despite headwinds from evolving industry policies, regulatory adjustments, and a slowing global economy, we succeeded in identifying and capturing new opportunities—especially in our international business.”

“We have maintained an unwavering focus on boosting operational efficiency, strengthening risk management, and streamlining costs. These efforts have solidified our financial position and allowed us to respond rapidly to shifting market conditions. International expansion is a case in point: leveraging our technological edge and unique value proposition, we are preparing to enter multiple new global markets with deep engagement. These initiates show significant potential and are expected to contribute meaningfully to growth in the coming quarters.”

“Although global economic recovery remains sluggish and market risks fluctuate, our prudent risk management continues to be a cornerstone of stability—critical to sustainable development. We believe that maintaining robust financial performance, underpinned by high-quality assets, is key to seizing long-term global growth opportunities.”

“Looking ahead, we will double down on our core strategy. In this uncertain macroenvironment, financial stability and risk management remain top priorities. We will pursue sustainable growth by delivering innovative financial digitization solutions to partners, financial institutions, and end customers, with quality-led development guiding all efforts. To this end, we will enhance comprehensive risk management, expand our customer base, strengthen strategic partnerships, optimize operations, and implement cost-effective measures. We are confident that these actions will fuel stronger performance going forward.” Mr. Huang concluded.

First Half 2025 Financial Results

Revenues

Total revenues increased by 2.71% to RMB15.33 million (US$2.14 million) for the first half of 2025 from RMB14.92 million for the same period of 2024. The increase was mainly attributed to increases of RMB0.38 million and RMB0.10 million in revenues from technical service fees and installment service fees, respectively, offset by the decrease of RMB0.07 million in revenue from wealth management service fees and others.

Cost of Revenues

Cost of revenues decreased by 0.50% to RMB5.99 million (US$0.84 million) for the first half of 2025 from RMB6.02 million for the same period of 2024. This decrease was mainly attributable to the decrease of RMB1.18 million in origination and servicing cost, offset by the increase of RMB0.38 million in provision of credit losses and the decrease of RMB0.77 million in recovery of guarantee.

Gross Profit

Gross profit increased to RMB9.34 million (US$1.30 million) for the first half of 2025 from RMB8.90 million for the same period of 2024. Gross margin was 60.92% for the first half of 2025, compared to 59.66% for the same period of 202, reflecting a stable gross profit performance across periods.

Operating Expenses

Total operating expenses increased by 0.25% to RMB16.55 million (US$2.31 million) for the first half of 2025 from RMB16.51 million for the same period of 2024. The Company has been continuously optimizing and refining its organizational structure, marketing strategies and product matrix.

●	Sales and marketing expenses for the first half of 2025 decreased by 4.54% to RMB8.15 million (US$1.14 million) from RMB8.54 million for the same period of 2024. This decrease was primarily due to the decrease in marketing consulting expenditures.

●	General and administrative expenses for the first half of 2025 increased by 5.68% to RMB6.03 million (US$0.84 million) from RMB5.71 million for the same period of 2024. This increase was primarily due to the increase in professional service fees.

●	Research and development expenses for the first half of 2025 increased by 4.64% to RMB2.37 million (US$0.33 million) from RMB2.26 million for the same period of 2024. The slight increase was primarily due to the increase in salary and welfare for research and development department.

Loss from operations

Loss from operations decreased by 5.17% to RMB7.21 million (US$1.01 million) for the first half of 2025 from RMB7.61 million for the same period of 2024.

Income tax (expense)/benefit

The Company recorded income tax benefit of RMB1.82 million (US$0.25 million) for the first half of 2025, compared to income tax expense of RMB0.46 million incurred for the first half of 2024.

Net loss

As a result of the foregoing, net loss was RMB4.73 million (US$0.66 million) for the first half of 2025, compared to RMB8.34 million for the same period of 2024.

Net loss attributable to ordinary shareholders was RMB4.88 million (US$0.68 million) for the first half of 2025, compared to net loss attributable to ordinary shareholders of RMB8.43 million for the same period of 2024.

Adjusted net loss was RMB6.84 million (US$0.96 million) for the first half of 2025, compared to RMB8.34 million for the same period of 2024.

Net Loss Per Share

Basic and diluted net loss per ordinary share for the first half of 2025 were both RMB0.01 (US$0.00). Basic and diluted net loss per American Depositary Share (“ADS”) for the first half of 2025 were both RMB0.31 (US$0.04). Each ADS represents thirty-five of the Company’s Class A ordinary shares.

Adjusted basic and diluted net loss per ordinary share for the first half of 2025 were both RMB0.01 (US$0.00). Adjusted basic and diluted net loss per ADS for the first half of 2025 were both RMB0.44 (US$0.06).

Balance Sheet

The Company has an aggregate of cash and cash equivalents and long-term restricted cash of RMB38.90 million (US$5.43 million) as of June 30, 2025, compared to RMB31.95 million as of December 31, 2024.

Going Concern

The Company acknowledged that there were recurring losses from operation since 2019. For the six months ended June 30, 2025, the Company reported a net loss of RMB4.73 million (US$0.66 million). In addition, as of June 30, 2025, the Company reported a negative working capital of RMB403.79 million (US$56.37 million) and had an accumulated deficit of RMB2,533.38 million (US$353.65 million). The Company’s operating results in future periods are subject to numerous uncertainties, and it is uncertain whether the Company will be able to reduce or eliminate its net loss in the foreseeable future. To alleviate pressure on capital turnover, the Company has entered into an agreement with a third-party institution to obtain a line of credit facility of up to US$40 million, with annual interest rate of 7% when drawn.

Due to the uncertainty of future capital markets and the industry in which we operate, there is no assurance that the Company will achieve its budget goals, that future capital raising will be sufficient to support the Company’s ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. Failure to raise sufficient financing or the occurrence of events or circumstances that prevent the Company from meeting its budget goals, could have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The condensed consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. Such realization and satisfaction are dependent, among other things, on the Company’s ability to operate profitably, generate cash flows from operations, and secure financing arrangements to support its working capital requirements.

Related party transaction

A shareholder who also serves as a board member of the Company transferred its equity interests in Jimu Group to a third party and resigned from its key position at Jimu Group. In January 2025, the Company noted and verified this change and further assessed whether any other directors and key management personnel of the Company were related parties of Jimu Group, noting none. Accordingly, the Company concluded that Jimu Group ceased to be a related party of the Company as of January 1, 2025.

Subsequent event

On September 3, 2025, the Company entered into a share transfer agreement with ZIITECH PTY LTD (“ZIITECH”) and certain shareholders of ZIITECH (“Transferors”). Under the share transfer agreement, the Transferors agreed to transfer an aggregate of 715,521 ordinary shares of ZIITECH, representing approximately 25% equity interest in ZIITECH, to the Company, in exchange for an aggregate of 83,726,789 Class A ordinary shares of the Company. On the same day, the Company entered into a share purchase agreement with each Transferor, under which the Company agreed to sell and issue an aggregate of 83,726,789 Class A ordinary shares to such Transferors or the persons designated by the Transferors. The transactions were completed as of the issuance of the earning release for the six months ended June 30, 2025. Under the shareholders’ agreement, the Company is entitled to appoint two-thirds of the directors of ZIITECH, and most significant financial and operating activities are solely decided by the board, as such the two directors representing the Company can control ZIITECH’s operation through the board. Upon completion of the transactions, the Company consolidates ZIITECH’s financial statements pursuant to agreements with shareholders of ZIITECH.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses adjusted net income/loss as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/loss as net income/loss excluding share-based compensation expenses and income tax benefit recognized due to reversal of uncertain tax position.

The Company believes that this non-GAAP financial measure can help management evaluate the Company’s operating performance and formulate business plans. Adjusted net income/loss enables management to assess operating results without considering the impact of share-based compensation expenses and income tax benefit recognized due to reversal of uncertain tax position. The Company also believes that this non-GAAP financial measure provides useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by management in their financial and operational decision-making.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/loss is that it does not reflect all items of income and expenses that affect the Company’s operations. The Company will continue to incur share-based compensation expenses in its business, which are reflected in the presentation of its adjusted net income/loss. Further, this non-GAAP financial measure may differ from non-GAAP financial information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling this non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, net income/loss, which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Pintec’s strategic and operational plans, contain forward-looking statements. Pintec may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to the markets and industries where the Company operates, and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Pintec

Pintec is a Nasdaq-listed company providing technology enabled financial and digital services to micro, small and medium enterprises in China. It connects business partners and financial partners on its open platform and enables them to provide financial services to end users efficiently and effectively. Pintec empowers its business partners by providing them with the capability to add a financing option to their product offerings. It helps its financial partners adapt to the new digital economy by enabling them to access the online population that they could not otherwise reach efficiently or effectively. Pintec continues to deliver exceptional digitization services, diversified financial products, and best-in-class solutions with innovative technology, to solidify its relationship with its business partners and satisfy its clients’ needs. Pintec currently holds internet micro lending license, fund distribution license, insurance brokerage license and enterprise credit investigation license in China. For more information, please visit ir.pintec.com.

For further information, please contact:

Pintec Technology Holdings Ltd.

Phone: +86 (10) 6506-0227

E-mail: ir@pintec.com

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	26,951	33,901	4,732
Short-term financing receivables, net	62,476	51,183	7,144
Accounts receivable, net	3,442	1,876	262
Prepayments and other current assets, net	1,609	1,764	247
Total current assets	94,478	88,724	12,385

Non-current assets:
Non-current restricted cash	5,000	5,000	698
Long-term financing receivables, net	1,625	1,116	156
Right-of-use assets, net	1,790	970	135
Other non-current assets	547	547	76
Total non-current assets	8,962	7,633	1,065

TOTAL ASSETS	103,440	96,357	13,450

LIABILITIES
Current liabilities:
Accounts payable	4,094	2,452	342
Amounts due to related parties, current	302,893	-	-
Tax payable	18,924	16,866	2,354
Accrued expenses and other liabilities	163,861	468,752	65,436
Short-term borrowings	1,825	2,865	400
Lease liabilities, current	1,658	1,577	220
Total current liabilities	493,255	492,512	68,752

Non-current liabilities:
Other non-current liabilities	4,106	3,546	495
Lease liabilities, non-current	1,198	454	63
Total non-current liabilities	5,304	4,000	558

TOTAL LIABILITIES	498,559	496,512	69,310

DEFICIT
Class A Ordinary Shares (US$ 0.000125 par value per share; 1,750,000,000 shares authorized as of December 31, 2024 and June 30, 2025; 503,747,680 and 503,747,655 shares outstanding as of December 31, 2024 and June 30, 2025)	454	454	63
Class B Ordinary Shares (US$ 0.000125 par value per share; 250,000,000 shares authorized as of December 31, 2024 and June 30, 2025; 50,939,520 and 50,939,520 shares outstanding as of December 31, 2024 and June 30, 2025)	42	42	6
Additional paid-in capital	2,036,473	2,036,473	284,281
Statutory reserves	9,288	9,516	1,328
Accumulated other comprehensive income	73,143	72,841	10,168
Accumulated deficit	(2,528,273)	(2,533,377)	(353,646)
Total shareholders’ deficit	(408,873)	(414,051)	(57,800)

Non-controlling interests	13,754	13,896	1,940

TOTAL DEFICIT	(395,119)	(400,155)	(55,860)

TOTAL LIABILITIES AND DEFICIT	103,440	96,357	13,450

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except for share and per share data)

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Revenues:
Technical service fees	2,658	3,035	424
Installment service fees	6,493	6,591	920
Wealth management service fees and others	5,771	5,700	795
Total revenues	14,922	15,326	2,139

Cost of revenues:
Provision of credit losses	(1,730)	(2,111)	(295)
Origination and servicing cost	(5,055)	(3,879)	(542)
Recovery of guarantee	765	-	-
Cost of revenues	(6,020)	(5,990)	(837)

Gross profit	8,902	9,336	1,302

Operating expenses:
Sales and marketing expenses	(8,537)	(8,149)	(1,138)
General and administrative expenses	(5,708)	(6,032)	(842)
Research and development expenses	(2,264)	(2,369)	(331)
Total operating expenses	(16,509)	(16,550)	(2,311)

Loss from operations	(7,607)	(7,214)	(1,009)

Financial income, net	132	139	19
Other (expenses)/income, net	(409)	526	73

Loss before income tax (expense)/benefit	(7,884)	(6,549)	(917)
Income tax (expense)/benefit	(459)	1,815	253
Net loss	(8,343)	(4,734)	(664)

Less: net income attributable to non-controlling interests	86	142	20
Net loss attributable to Pintec Technology Holdings Limited shareholders	(8,429)	(4,876)	(684)

Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax	(224)	(302)	(42)
Total other comprehensive loss	(224)	(302)	(42)

Total comprehensive loss	(8,567)	(5,036)	(706)
Total comprehensive income attributable to non-controlling interests	86	142	20
Total comprehensive loss attributable to Pintec Technology Holdings Limited shareholders	(8,653)	(5,178)	(726)

Net loss per ordinary share
Basic	(0.02)	(0.01)	(0.00)
Diluted	(0.02)	(0.01)	(0.00)
Weighted average ordinary shares outstanding
Basic	554,687,200	554,687,175	554,687,175
Diluted	554,687,200	554,687,175	554,687,175

Pintec Technology Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Net loss	(8,343)	(4,734)	(664)
Add: Share-based compensation expenses	-	-	-
Less: Income tax benefit recognized due to reversal of uncertain tax position	-	2,102	293
Adjusted net loss	(8,343)	(6,836)	(957)
Less: Adjusted net income attributable to non-controlling interests	86	142	20
Adjusted net loss attributable to Pintec Technology Holdings Limited shareholders	(8,429)	(6,978)	(977)
Adjusted net loss per ordinary share
Basic and diluted	(0.02)	(0.01)	(0.00)
Weighted average number of ordinary shares outstanding
Basic and diluted	554,687,200	554,687,175	554,687,175